11016766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tweedy, Browne Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Finn 212-916-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, William H. Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tweedy, Browne Company LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

SHELDON S. HSU
Notary Public, State of New York
No. 31-4908813
Qualified in New York County
Term Expires April 4, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tweedy, Browne Company LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Members of Tweedy, Browne Company LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' capital and cash flows present fairly, in all material respects, the financial position of Tweedy, Browne Company LLC (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Tweedy, Browne Company LLC
Statement of Financial Condition
December 31, 2010

Assets	
Current assets	
Cash and cash equivalents	$ 3,659,422
Investment advisory fees receivable	12,752,393
Receivable from clearing broker	58,561
Other current assets	341,418
Total current assets	16,811,794
Security deposits	213,575
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $4,422,900)	1,359,698
Total assets	$ 18,385,067
Liabilities and Members' Capital	
Current liabilities	
Accounts payable and other accrued liabilities	$ 1,440,840
Accrued professional fees	213,761
Total current liabilities	1,654,601
Commitments and contingencies (Note 6)	
Members' capital	16,730,466
Total liabilities and members' capital	$ 18,385,067

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Income
Year Ended December 31, 2010

Revenues	
Investment advisory fees	$ 119,649,869
Performance fees	676,216
Brokerage commissions	601,156
Interest and other income	589,562
Total revenues	121,516,803
Expenses	
Employee compensation and benefits	21,103,947
Selling, general and administrative	4,424,683
Facilities and related expenses	3,098,982
New York City unincorporated business taxes	2,658,108
Professional fees	1,947,865
Depreciation and amortization	409,466
Total expenses	33,643,051
Net income	$ 87,873,752

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Changes in Members' Capital
Year Ended December 31, 2010

	Managing Member	Nonmanaging Members	Total
Members' capital, beginning of year	$ 6,012,518	$ 9,753,607	$ 15,766,125
Noncash capital contribution (Note 7)	-	2,112,000	2,112,000
Transfer of capital	173,334	(173,334)	-
Distributions to members	(59,205,608)	(29,815,803)	(89,021,411)
Net income	63,410,910	24,462,842	87,873,752
Members' capital, end of year	$ 10,391,154	$ 6,339,312	$ 16,730,466

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Cash Flows
Year Ended December 31, 2010

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 87,873,752
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	409,466
Noncash expenses	2,112,000
Changes in assets and liabilities	
Increase in investment advisory fees receivable	(2,449,788)
Decrease in receivable from clearing broker	112,797
Decrease in other current assets	23,197
Decrease in accounts payable and other current liabilities	(430,540)
Increase in accrued professional fees	74,761
Net cash provided by operating activities	87,725,645
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(143,660)
Net cash used in investing activities	(143,660)
Cash flows from financing activities	
Distributions paid	(89,021,411)
Net cash used in financing activities	(89,021,411)
Decrease in cash and cash equivalents	(1,439,426)
Cash and cash equivalents, beginning of year	5,098,848
Cash and cash equivalents, end of year	$ 3,659,422
Cash paid during the year for	
New York City unincorporated business taxes	$ 2,777,011

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Tweedy, Browne Company LLC (the "Company") is a limited liability company organized in the state of Delaware, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and an investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer that clears its transactions through J.P. Morgan Clearing Corporation ("JPMCC") on a fully disclosed basis. The Company provides brokerage services to its clients primarily in connection with its money management operations. As a registered investment advisor, it provides investment advisory services to various high net worth individuals and institutions. Additionally, as more fully explained in Note 7, the Company is the investment advisor to four registered investment companies, four related domestic investment limited liability companies and five related Passive Foreign Investment Companies. The Company was reorganized on October 9, 1997 as a successor to the business of Tweedy, Browne Company L.P. (the "Predecessor Partnership"). Immediately following the conversion to a limited liability company, the former partners of the limited partnership sold an equity interest of approximately 71% to Affiliated Managers Group, Inc. ("AMG"). AMG became the managing member of the Company and the former partners of the limited partnership continued as nonmanaging members.

The Company's headquarters are located in New York City. It also has a research satellite office in London, U.K. to conduct securities research in connection with foreign investments.

2. Significant Accounting Policies

Basis of Presentation
The financial statements of the Company are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. All accounts are maintained in U.S. dollars.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company holds no cash equivalents at December 31, 2010.

Furniture, Equipment and Leasehold Improvements
Property, equipment and software are stated at cost and are depreciated over their estimated useful lives, ranging from 3 to 7 years, using the straight-line method beginning in the year an item was placed in service. Leasehold improvements, which are also stated at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Revenue Recognition

The Company's revenues consist primarily of investment advisory fees and brokerage commissions, which are recognized as revenue when earned. Investment advisory fees from the four registered investment companies are recognized as earned and are billed semi-monthly based on average net assets over the period. The majority of the investment advisory fees from managed accounts are billed in advance on a quarterly basis. Fees billed in advance are deferred and recognized over the period earned. Performance-based management fees on managed accounts are generally earned based upon a percentage of the increase in value of the various portfolios due solely to the appreciation in value of securities plus interest, dividends or other income for the period and are recognized at the end of the measurement period, typically quarterly or annually. Brokerage commissions are recognized on a trade date basis and are remitted by the clearing broker on a monthly basis after necessary offsets for clearing charges and execution costs. Such clearing charges and execution costs are included within selling, general and administrative expense in the statement of income. The Company attempts to limit its brokerage commissions to an amount that approximates the clearing charges and execution costs on the respective trade.

Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown as they involve future claims that have not occurred and may not occur. However, based on past experience, management expects the risk of loss to be remote.

Income Taxes

The Company is not subject to federal or state income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate tax returns. Accordingly, no federal or state income tax accruals have been provided for in the accompanying financial statements. The Company is subject to New York City unincorporated business taxes, which is based on a percentage of New York City business income, as defined by the tax rules. This is reflected as an expense in the statement of income.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2007 forward (with limited exceptions).

New Accounting Pronouncements

In 2010, the Company adopted a new standard that requires an enterprise to perform a qualitative analysis to determine whether its variable interests give it a controlling financial interest in a variable interest entity ("VIE"). Under the standard, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. An enterprise that holds a controlling financial interest is deemed to be the primary beneficiary and is required to consolidate the VIE. This new standard has been deferred for certain entities that utilize the specialized accounting guidance for investment companies or that have the attributes of investment companies. The adoption of the portions of this new standard that were not deferred did not have a material impact on the Company.

In 2010, the Company adopted a new standard that eliminated the concept of a qualifying special-purpose entity ("QSPE"), changed the requirements for derecognizing financial assets, and required additional disclosures to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The standard also clarified the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The adoption of this new standard did not have a material impact on the Company's financial statements.

3. Receivable from Clearing Broker

The Company is an introducing broker that clears its customer security transactions through J.P. Morgan Clearing Corporation on a fully disclosed basis. The Company pays its clearing broker a fixed ticket charge for clearing its transactions. At December 31, 2010, $58,561 is due from the clearing broker, consisting principally of commissions due on transactions after deductions for clearing and other execution charges.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2010 are summarized as follows:

Computer equipment and software	$ 2,293,466
Furniture and fixtures	357,850
Leasehold improvements	3,131,282
	5,782,598
Less: Accumulated depreciation and amortization	(4,422,900)
	$ 1,359,698

Depreciation and amortization expense amounted to $409,466 for the year ended December 31, 2010. During 2010, the Company disposed of approximately $27,000 of fully depreciated computer equipment.

5. Profit Sharing Plan

The Company has a noncontributory profit sharing plan (the "Plan") that covers all eligible employees of the Company. The Company's contribution to the Plan for the year ended December 31, 2010 amounted to $1,249,428, of which $6,604 was payable by the Company at December 31, 2010 and is included in accounts payable and other accrued liabilities on the statement of financial condition.

6. Commitments and Contingencies

The Company currently leases office space in New York City, Long Island and London, U.K. under lease agreements expiring August 31, 2015, September 30, 2013 and November 30, 2012, respectively. In addition, with respect to the New York office, the Company has entered into an operating lease for certain computers, software, and furniture. Rent expense under these leases for the year ended December 31, 2010 was $1,847,704 for the New York City office, $91,304 for the Long Island Disaster Recovery Site and $143,059 for the U.K. office. During 2010, the Company subleased a portion of its New York office space and earned rental income of $360,752, which is included in interest and other income on the statement of income.

The lease commitments provide for minimum annual rental payments as follows:

	New York City	Long Island Disaster Recovery Site	London, U.K.
2011	$ 1,946,449	$ 95,783	$ 88,929
2012	1,946,449	98,403	81,518
2013	1,946,449	67,493	-
2014	1,946,449	-	-
2015	1,297,633	-	-
2016 and thereafter	-	-	-
	$ 9,083,429	$ 261,679	$ 170,447

The London amounts above are translated from British pounds at the December 31, 2010 exchange rate. These minimum rentals are subject to escalation or reduction based upon certain costs incurred by the landlord and, with respect to the London office, by real estate taxes for each year that the premise is actually occupied by the Company.

The Company is subject to claims, legal proceedings and other contingencies in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

7. Related Party Transactions

In addition to commissions and investment advisory fees from unrelated customers, the Company receives investment advisory fees and commission income for securities brokerage services performed for four domestic investment limited liability companies, wherein certain of the nonmanaging members of the Company are members and the Company is the managing member, and for five Passive Foreign Investment Companies, wherein certain of the nonmanaging members of the Company are stockholders and the Company is the investment advisor. For the year ended December 31, 2010, such commissions and investment advisory fees amounted to $75,083 and $10,781,455, respectively. At December 31, 2010, investment advisory fees receivable from such products were $1,487,840.

The Company has distribution agreements with the four mutual funds comprising Tweedy, Browne Fund, Inc. (the "Funds"). The Company is the investment advisor for the Funds and the aforementioned nonmanaging members of the Company are officers and/or directors of Tweedy, Browne Fund Inc. During the year ended December 31, 2010, the Company earned investment advisory fees of $60,989,169 from the Funds, of which $3,634,055 was receivable at December 31, 2010.

Under the Cash Management Program agreement with the managing member, the Company makes loans to the managing member of excess cash and earns a rate of return. The Cash Management Program allows the Company to apply loan program balances against amounts due to the managing member for its income allocation distributions. For the year ended December 31, 2010, the Company earned $49,978 in interest income under the Cash Management Program.

LLC units of the Company are periodically transferred or sold by LLC members. Transfers of LLC units to members or employees below fair value result in the recognition of a capital contribution by the contributing member. Compensation expense, if any, is recognized over the applicable vesting period of the transferred units.

8. Distributions and Allocations

The Limited Liability Company Agreement (the "Agreement"), governing the operations of the Company, contains provisions which call for the allocation of income and gain to capital accounts and subsequent distribution to its members. This is generally in proportion to their respective ownership percentage, as defined in the Agreement. Certain nonmanaging members receive monthly guaranteed payments. These payments are included in employee compensation and benefits on the statement of income.

9. Net Capital Requirement

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in SEC Rule 15c3-1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by SEC Rule 15c3-1 which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the rule. At December 31, 2010, the Company had net capital of $5,675,316, which was $5,565,009 in excess of its required net capital of $110,307. The Company's net capital ratio was 0.29 to 1 at December 31, 2010.

The Company is exempt from the provisions of SEC Rule 15c3-3 because it does not receive any funds or securities in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. Off-Balance Sheet Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk.

Pursuant to its current clearing agreement with JPMCC, the Company is liable for amounts uncollected from customers introduced by the Company. As JPMCC's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

11. Concentrations

The Company maintains its cash balances in one major New York City bank. The balances in these accounts usually exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The majority of the Company's brokerage transactions, and consequently the concentration of its credit exposure, is with broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by monitoring credit limits and requiring collateral where appropriate.

The Company generates the majority of its revenues by providing management, investment advisory, and shareholder services to domestic customers. Revenues are also generated by the Company's securities brokerage business. Fees for services are mainly asset or transaction based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets.

12. Subsequent Events

The Company has performed an evaluation of subsequent events through February 23, 2011, which is the date the financial statements were available to be issued.

Tweedy, Browne Company LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2010

Total members' capital	$ 16,730,466
Less: Nonallowable assets	
Property, equipment and leasehold improvements, net	1,359,698
Managed accounts receivables and other assets	9,618,456
Other charges - Excess deductible on Fidelity bond	76,996
Total nonallowable assets	11,055,150
Net capital	5,675,316
Less: Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	110,307
Excess net capital	$ 5,565,009
Aggregate indebtedness	$ 1,654,601
6-2/3% of aggregate indebtedness	110,307
Percent of aggregate indebtedness to net capital	29 %

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2010, filed by the Company on January 24, 2011.

Tweedy, Browne Company LLC
Schedule II - Computation for Determining Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through J.P. Morgan Clearing Corporation, another registered broker-dealer, on a fully disclosed basis.

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Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Members of Tweedy, Browne Company LLC

In planning and performing our audit of the financial statements of Tweedy, Browne Company LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly security examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

pwc

Report of Independent Accountants

To the Members of Tweedy, Browne Company LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Tweedy, Browne Company LLC for the year ended December 31, 2010, which were agreed to by Tweedy, Browne Company LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Tweedy, Browne Company LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Tweedy, Browne Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 14, 2010 in the amount of $73,874 compared to check number 2820 dated July 14, 2010 and a payment dated 12 August, 2010 in the amount of $328 compared to check number 2944 dated August 12, 2010.

   A difference of $205 was noted.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $121,516,803 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010.

   There were no differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 1 for revenues related to investment advisory services of $60,789,556 to the trial balances provided by Cynthia Dooley, Controller.

   There were no differences noted.

   b. Compared deductions on line 3 for commissions, floor brokerage and clearance of $601,156 to the trial balances provided by Cynthia Dooley, Controller.

   There were no differences noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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c. Compared deductions on line 8 for rental and interest income of $360,752 to the trial balances provided by Cynthia Dooley, Controller.

There were no differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $61,751,464 and $149,413, respectively, of the Form SIPC-7.

It was also noted that per the Form SIPC-7 the Total deductions amount of $61,751,464 has been incorrectly inserted into Item 2d - SIPC Net Operating Revenue. Through inquiry with Cynthia Dooley, Controller at Tweedy Browne, it was confirmed that this was a typographical error and the correct Net Operating Revenue is $59,765,339. Despite this error, there were no differences noted in recalculating the General Assessment.

b. Recalculated the mathematical accuracy of the trial balances.

No differences noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2009 on which it was originally computed.

No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the members of Tweedy, Browne Company, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018316 FINRA DEC
TWEEDY BROWNE COMPANY LLC 8*8
350 PARK AVE 9TH FL
NEW YORK NY 10022-6022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 149,413

B. Less payment made with SIPC-6 filed (exclude interest) (73,997)

7-14-10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 75,416

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 75,416

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 75,416

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

____
(Title)

Dated the_____ day of______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 121,516,803
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	60,789,556
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	601,156
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income	360,752
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 61,751,464
2e. General Assessment @ .0025	$ 149,413

(to page 1, line 2.A.)

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Tweedy, Browne Company LLC

Financial Statements and Supplemental Schedules Pursuant to SEC Rule 17a-5
December 31, 2010